UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QSAM Biosciences, Inc.

(Name of Issuer)

Common Stock par value of $.0001 per share

(Title of Class of Securities)

74738N103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A	Page 2 of 8

CUSIP No. 74738N103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
GSB Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 183,492*

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 183,492*

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,492*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.1%**

*Consisting of 116,917 shares of common stock and 66,575 shares of common stock receivable upon conversion of Series B preferred stock.

**The percentage is calculated based upon total outstanding shares of 2,279,020 as of December 31, 2022, as provided by QSAM Biosciences, Inc.

12.	Type of Reporting Persons (See Instructions): CO

Schedule 13G/A	Page 3 of 8

CUSIP No. 74738N103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Bounty Hunter LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 31,440*

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 31,440*

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,440*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4%**

*Consisting of 24,786 shares of common stock and 6,654 shares of common stock receivable upon conversion of Series B preferred stock.

**The percentage is calculated based upon total outstanding shares of 2,279,020 as of December 31, 2022, as provided by QSAM Biosciences, Inc.

12.	Type of Reporting Persons (See Instructions): OO

Schedule 13G/A	Page 4 of 8

CUSIP No. 74738N103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
David Howard Clarke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 391,599*

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 391,599*

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 391,599*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 17.2%**

*Consisting of 318,370 shares of common stock (including 176,667 shares of common stock owned in personal capacity) and 73,229 shares of common stock receivable upon conversion of Series B preferred stock over which Mr. Clark has beneficial ownership.

**The percentage is calculated based upon total outstanding shares of 2,279,020 as of December 31, 2022, as provided by QSAM Biosciences, Inc.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G/A	Page 5 of 8

Item 1. (a)	Name of Issuer: QSAM Biosciences, Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices: 9442 Capital of Texas Hwy N, Plaza 1, Suite 500, Austin, TX 78759

Item 2. (a)	Name of Person Filing:

This Schedule 13G/A is being filed by GSB Holdings, Inc. (“GSB Holdings”), Bounty Hunter LLC (“Bounty Hunter”), and David Howard Clarke (“David Howard Clarke” or “Mr. Clarke”) with regard to common stock and Series B preferred stock, with the Series B preferred stock convertible into common stock, of QSAM Biosciences, Inc., a Delaware corporation. GSB Holdings is engaged in investments in public and privately-held companies, private equity funds, and real estate projects. Bounty Hunter is engaged in investment holdings. GSB Holdings is organized as a corporation under the laws of Delaware. Bounty Hunter is organized as a limited liability company under the laws of Florida. Mr. Clarke, Vice President and director of GSB Holdings, makes all major decisions on behalf of GSB Holdings, including investment decisions. The power to vote and dispose or direct the disposition of securities on behalf of GSB Holdings is vested in Mr. Clarke. Similarly, Mr. Clarke, Managing Director of Bounty Hunter, makes all major decisions on behalf of Bounty Hunter, including investment decisions. The power to vote and dispose or direct the disposition of securities on behalf of Bounty Hunter is vested in Mr. Clarke. As of the date of this report, Mr. Clarke has the sole power to vote and dispose or direct the disposition of 391,599 shares of common stock (including securities convertible into common stock) of the Issuer owned by Mr. Clarke in his personal capacity, by GSB Holdings, and by Bounty Hunter.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 14179 Laurel Trail, Wellington, FL 33414.

Item 2. (c)	Citizenship:

GSB Holdings, Inc. is incorporated in the state of Delaware. Bounty Hunter LLC is organized in the state of Florida. David Howard Clarke is a citizen of the United States of America.

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 74738N103

Schedule 13G/A	Page 6 of 8

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4. Ownership

Reporting Person	Amount Beneficially Owned		Percent of Class		Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
GSB Holdings, Inc.	183,492	(1)	8.1	%(4)	183,492	-	183,492	-
Bounty Hunter LLC	31,440	(2)	1.4	%(4)	31,440	-	31,440	-
David Howard Clarke	391,599	(3)	17.2	%(4)	391,599	-	391,599	-

(1)Consisting of 116,917 shares of common stock and 66,575 shares of common stock receivable upon conversion of Series B preferred stock.

(2)Consisting of 24,786 shares of common stock and 6,654 shares of common stock receivable upon conversion of Series B preferred stock.

(3)Consisting of 318,370 shares of common stock, 176,667 of which is held in Mr. Clarke’s personal capacity, and 73,229 shares of common stock receivable upon conversion of Series B preferred stock.

(4)The percentage is calculated based upon total outstanding shares of 2,279,020 as of December 31, 2022, as provided by QSAM Biosciences, Inc.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G/A	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

GSB Holdings, Inc.

/s/ David Howard Clarke
Name:	David Howard Clarke
Title:	Vice President & Director

Bounty Hunter LLC

/s/ David Howard Clarke
Name:	David Howard Clarke
Title:	Managing Director

David Howard Clarke

By:	/s/ David Howard Clarke

Schedule 13G/A	Page 8 of 8

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 14, 2023

GSB Holdings, Inc.

/s/ David Howard Clarke
Name:	David Howard Clarke
Title:	Vice President & Director

Bounty Hunter LLC

/s/ David Howard Clarke
Name:	David Howard Clarke
Title:	Managing Director

David Howard Clarke

By:	/s/ David Howard Clarke